

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2018

Kathleen Layton
Assistant General Counsel
Oportun Financial Corp
2 Circle Star Way
San Carlos, CA 94070

  Re: Oportun Financial Corp
    Amendment No. 2 to
    Draft Registration Statement on Form S-1
    Submitted October 11, 2018
    CIK No. 0001538716

Dear Ms. Layton:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

General

1. We note your response to comment one in our letter dated October 2, 2018. We note from your response that you removed references to "risk- adjusted revenue" in your draft registration statement filed October 11, 2018. However, we noted reference to "risk-adjusted revenue" on pages 6 and 128. Please revise your next amendment.

  You may contact David Irving at 202-551-3321 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services